Thomas R. Phillips

Deputy General Counsel

Direct Dial: (610) 386-4068

thomas.phillips@hartfordfunds.com

July 5, 2019

VIA EDGAR CORRESPONDENCE

Ms. Deborah O’Neal, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds, Inc. (the “Registrant”)

(SEC File Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal:

On behalf of the Registrant, we are writing in response to comments that you provided to Corey F. Rose of Dechert, LLP, legal counsel to the Registrant, on June 24, 2019, with respect to the Registrant’s Post-Effective Amendment No. 164 to its Registration Statement filed on Form N-1A with the U.S. Securities and Exchange Commission (the “Commission”) on May 7, 2019 (SEC Accession No. 0001144204-19-024200) (the “Registration Statement”). The Registrant filed the Registration Statement to reflect certain changes to one of its series, Hartford Multi-Asset Income Fund, which will be renamed Hartford AARP Balanced Retirement Fund (the “Fund”).

On behalf of the Fund, we have reproduced your comment below and provided the Fund’s response immediately thereafter.

1. Comment:	It appears that the Fund’s investment objective, investment strategy, and broad-based securities market index will change effective July 10, 2019. Please note in the introduction to the past performance section of the summary prospectus that the performance information reflects past performance of the Fund under a different investment strategy.

Response:	The Registration Statement included such disclosure in the list of bullet points in the introductory paragraph. In addition, the Fund added the following disclosure just prior to the table that includes the Fund’s standardized performance:

“Effective July 10, 2019, the Fund changed its investment objective, principal investment strategy, and benchmarks. The performance shown in the table below reflects the Fund’s performance while it pursued its prior investment objective and was managed in accordance with its prior investment strategy, which may not reflect how the Fund may perform in the future even under similar market conditions.”

Ms. Deborah O’Neil

July 5, 2019

Page Two

In addition, we wish to point out that the above-referenced Registration Statement reflected that the Fund’s name would change to “Hartford Balanced Retirement Fund” effective July 10, 2019. In connection with a recently executed License Agreement between the Registrant, Hartford Funds Management Company, LLC, and AARP, Inc., the Fund’s new name will be “Hartford AARP Balanced Retirement Fund.” In connection with such licensing arrangement, the Registrant will include disclosure in its Post-Effective Amendment to be filed with the Commission on or about July 10, 2019, substantially similar to the following:

AARP Non-Affiliation Disclaimer

The Investment Manager and Hartford AARP Balanced Retirement Fund have entered into a licensing arrangement with AARP under which AARP receives a royalty from the Investment Manager out of its own resources for licensing its brand to the Fund. Hartford AARP Balanced Retirement Fund is managed by the Investment Manager, an investment adviser registered with the SEC, and distributed by Hartford Funds Distributor, LLC (the “Distributor”), a broker-dealer registered with the SEC and an affiliate of the Investment Manager. The Investment Manager and its affiliates are not affiliated with AARP or its affiliates. AARP and its affiliates are not broker-dealers or investment advisers and are not acting in any such capacity with respect to the Balanced Retirement Fund. AARP and its affiliates do not offer, recommend, or endorse the Investment Manager or any of its affiliates and are not making any recommendations regarding an investment in the Hartford AARP Balanced Retirement Fund.

Should you have any questions, please feel free to contact me at (610) 386-4068.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips

Deputy General Counsel, Hartford Funds Management Company, LLC and

Vice President and Secretary to the Registrant

cc:	John V. O’Hanlon

Corey F. Rose

Alexander C. Karampatsos